UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form. Please print or type.

1.   Name and address of issuer:

      Dreyfus Premier Manager Funds I
      200 Park Avenue
      New York, NY 10166

2.   The name of each series or class of securities for which this Form is filed (If the
      form is being filed for all series and classes of securities of the issuer, check the
      box but do not list series or classes):   [X]

3.   Investment Company Act File Number: 811-21386

      Securities Act File Number: 333-106576

4(a). Last day of fiscal year for which this notice is filed:

           March 31, 2005

4(b). [   ] Check box if this Form is being filed late (i.e. more than 90 calendar days after
       the end of the issuer's fiscal year). (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.

4(c). [   ] Check box if this is the last time the issuer will be filing this Form.

Bear Stearns Money Market Fund - Class A
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $ 6,956,354,637.28
             fiscal year pursuant to section 24(f):   ---------------

      (ii)   Aggregate price of securities redeemed or $ 7,246,927,060.49
             repurchased during the fiscal year: ---------------

      (iii) Aggregate price of securities redeemed or $ 1,056,112,251.00
             repurchased during any PRIOR fiscal year ending no   ---------------
             earlier than October 11, 1995 that were not
             previously used to reduce registration fees payable
             to the Commission:

      (iv)   Total available redemption credits [add Items 5(ii)   -$ 8,303,039,311.49
             and 5(iii):   --------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ -0-
             [subtract Item 5(iv) from Item 5(i)]:   ---------------

      (vi)   Redemption credits available for use in future $ (1,346,684,674.21)
             years -- if Item 5(i) is less than Item 5(iv)   ---------------

1

```
                    [subtract Item 5(iv) from Item 5(I)]:

      (vii)  Multiplier for determining registration fee (See       x   .00011770
             Instruction C.9):                                          --------------

      (viii) Registration fee due (multiply Item 5(v) by Item       =$ -0-
             5(vii) (enter "0" if no fee is due):                       =============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-. If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
       for which this form is filed that are available for use by the issuer in future fiscal
       years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
       issuer's fiscal year (See Instruction D):

```
                                                             +$     -0-
                                                                 -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
       plus line 7]:

```
                                                             =$ -0-
                                                                =============
```

Dreyfus Premier Alpha Growth Fund - Class A

5.   Calculation of registration fee:

```
      (I)    Aggregate sale price of securities sold during the     $ 90,072,590
             fiscal year pursuant to section 24(f):                 --------------

      (ii)   Aggregate price of securities redeemed or              $ 1,817,649
             repurchased during the fiscal year:                    --------------

      (iii)  Aggregate price of securities redeemed or              $
             repurchased during any PRIOR fiscal year ending no     --------------
             earlier than October 11, 1995 that were not
             previously used to reduce registration fees payable
             to the Commission:

      (iv)   Total available redemption credits [add Items 5(ii)    -$ 1,817,649
             and 5(iii):                                            --------------

      (v)    Net Sales - if Item 5(I) is greater than Item 5(iv)    $ 88,254,941
             [subtract Item 5(iv) from Item 5(i)]:                  --------------

      (vi)   Redemption credits available for use in future         $
             years -- if Item 5(i) is less than Item 5(iv)          --------------
             [subtract Item 5(iv) from Item 5(I)]:

      (vii)  Multiplier for determining registration fee (See       x   .0001177
             Instruction C.9):                                          --------------

      (viii) Registration fee due (multiply Item 5(v) by Item       =$ 10,387.61
             5(vii) (enter "0" if no fee is due):                      =============
```

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                        +$ N/A
                                           ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                        =$10,387.61
                                           ============

Dreyfus Premier Alpha Growth Fund - Class B
5. Calculation of registration fee:

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$ 16,453,065	--------------
(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$ 7,379,672	--------------
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$	--------------
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	-$ 7,379,672	-------------
(v)	Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ 9,073,393	--------------
(vi)	Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$	--------------
(vii)	Multiplier for determining registration fee (See Instruction C.9):	X .0001177	-------------
(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ 1,067.94	==============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

```
                                                          +$    N/A
                                                              ------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:
```
                                                          =$ 1,067.94
                                                              ============
```

Dreyfus Premier Alpha Growth Fund - Class C
5.   Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the $ 29,035,181
          fiscal year pursuant to section 24(f):   --------------

   (ii)   Aggregate price of securities redeemed or $ 10,150,310
          repurchased during the fiscal year: --------------

  (iii)   Aggregate price of securities redeemed or $
          repurchased during any PRIOR fiscal year ending no   --------------
          earlier than October 11, 1995 that were not
          previously used to reduce registration fees payable
          to the Commission:

   (iv)   Total available redemption credits [add Items 5(ii)   -$10,150,310
          and 5(iii):   --------------

    (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 18,884,871
          [subtract Item 5(iv) from Item 5(i)]:   --------------

   (vi)   Redemption credits available for use in future $
          years -- if Item 5(i) is less than Item 5(iv)   --------------
          [subtract Item 5(iv) from Item 5(I)]:

   (vii) Multiplier for determining registration fee (See   X   .0001177
          Instruction C.9):   --------------

 (viii) Registration fee due (multiply Item 5(v) by Item   =$ 2,222.75
          5(vii) (enter "0" if no fee is due):   ============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):
```
                                                          +$    N/A
                                                              -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:
```
                                                          =$ 2,222.75
                                                              ============
```

Dreyfus Premier Alpha Growth Fund - Class R
5.   Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the $ 2,500,024

```
            fiscal year pursuant to section 24(f):                  --------------

    (ii)    Aggregate price of securities redeemed or        $ 15,051
            repurchased during the fiscal year:              --------------

    (iii)   Aggregate price of securities redeemed or        $      0
            repurchased during any PRIOR fiscal year ending no  --------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

    (iv)    Total available redemption credits [add Items 5(ii)    -$ 15,051
            and 5(iii):                                      --------------


    (v)     Net Sales - if Item 5(I) is greater than Item 5(iv)  $ 2,484,973
            [subtract Item 5(iv) from Item 5(i)]:            --------------

    (vi)    Redemption credits available for use in future   $      0
            years -- if Item 5(i) is less than Item 5(iv)    --------------
            [subtract Item 5(iv) from Item 5(I)]:

    (vii)   Multiplier for determining registration fee (See       X   .0001177
            Instruction C.9):                                --------------

    (viii)  Registration fee due (multiply Item 5(v) by Item       =$ 292.48
            5(vii) (enter "0" if no fee is due):             =============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):

```
                                                                 +$    N/A
                                                                 -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:

```
                                                                 =$292.48
                                                                 =============
```

Dreyfus Premier Alpha Growth Fund - Class T
5.   Calculation of registration fee:

```
    (I)     Aggregate sale price of securities sold during the    $  59,989,844
            fiscal year pursuant to section 24(f):           --------------

    (ii)    Aggregate price of securities redeemed or        $ 41,504,990
            repurchased during the fiscal year:              --------------

    (iii)   Aggregate price of securities redeemed or        $      0
            repurchased during any PRIOR fiscal year ending no  --------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

    (iv)    Total available redemption credits [add Items 5(ii)    -$ 41,504,990,
```

5

```
                    and 5(iii):                                            -------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv)       $ 18,484,854
            [subtract Item 5(iv) from Item 5(i)]:                      -------------

      (vi)  Redemption credits available for use in future      $        0
            years -- if Item 5(i) is less than Item 5(iv)        --------------
            [subtract Item 5(iv) from Item 5(I)]:

      (vii) Multiplier for determining registration fee (See          X   .0001177
            Instruction C.9):                                         -------------


     (viii) Registration fee due (multiply Item 5(v) by Item     =$ 2,175.67
            5(vii) (enter "0" if no fee is due):                 =============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

```
                                                              +$    N/A
                                                                 -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

```
                                                              =$ 2,175.67
                                                                 =============
```


Dreyfus Premier Intrinsic Value Fund - Class A
5.   Calculation of registration fee:

```
      (I)   Aggregate sale price of securities sold during the        $ 9,709,435
            fiscal year pursuant to section 24(f):                    --------------

      (ii)  Aggregate price of securities redeemed or            $ 1,202,976
            repurchased during the fiscal year:                 --------------

      (iii) Aggregate price of securities redeemed or           $        0
            repurchased during any PRIOR fiscal year ending no   --------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

      (iv)  Total available redemption credits [add Items 5(ii)       -$ 1,202,976
            and 5(iii):                                                -------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv)       $ 8,506,459
            [subtract Item 5(iv) from Item 5(i)]:                     --------------

      (vi)  Redemption credits available for use in future      $        0
            years -- if Item 5(i) is less than Item 5(iv)        --------------
            [subtract Item 5(iv) from Item 5(I)]:
```

        (vii)   Multiplier for determining registration fee (See   x   .0001177
                Instruction C.9):   -------------

        (viii) Registration fee due (multiply Item 5(v) by Item   =$ 1,001.21
                5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):
                                                                      +$ N/A
                                                                      ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:
                                                                      =$ 1001.21
                                                                      =============

Dreyfus Premier Intrinsic Value Fund - Class B
5.   Calculation of registration fee:

        (I)   Aggregate sale price of securities sold during the $ 17,958,446
                fiscal year pursuant to section 24(f):   --------------

        (ii)   Aggregate price of securities redeemed or $ 5,335,156
                repurchased during the fiscal year: --------------

        (iii)   Aggregate price of securities redeemed or $ 0
                repurchased during any PRIOR fiscal year ending no   --------------
                earlier than October 11, 1995 that were not
                previously used to reduce registration fees payable
                to the Commission:

        (iv)   Total available redemption credits [add Items 5(ii)   -$ 5,335,156
                and 5(iii):   -------------

        (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 12,623,290
                [subtract Item 5(iv) from Item 5(i)]:   --------------

        (vi)   Redemption credits available for use in future $ 0
                years -- if Item 5(i) is less than Item 5(iv)   --------------
                [subtract Item 5(iv) from Item 5(I)]:

        (vii)   Multiplier for determining registration fee (See   X   .0001177
                Instruction C.9):   -------------

        (viii) Registration fee due (multiply Item 5(v) by Item   =$ 1,485.76
                5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or

other units) deducted here: -0-. If there is a number of shares or other units that
were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
for which this form is filed that are available for use by the issuer in future fiscal
years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):

                                                                +$ N/A
                                                                   ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:
                                                                =$ 1,485.76
                                                                   ============

Dreyfus Premier Intrinsic Value Fund - Class C
5.   Calculation of registration fee:

        (I)   Aggregate sale price of securities sold during the $ 11,492,866
              fiscal year pursuant to section 24(f):   --------------

        (ii) Aggregate price of securities redeemed or $ 5,928,816
              repurchased during the fiscal year: --------------

        (iii) Aggregate price of securities redeemed or $ 0
              repurchased during any PRIOR fiscal year ending no   --------------
              earlier than October 11, 1995 that were not
              previously used to reduce registration fees payable
              to the Commission:

        (iv) Total available redemption credits [add Items 5(ii)   -$ 5,928,816
              and 5(iii):   --------------

        (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 5,564,050
              [subtract Item 5(iv) from Item 5(i)]:   --------------

        (vi) Redemption credits available for use in future $ 0
              years -- if Item 5(i) is less than Item 5(iv)   --------------
              [subtract Item 5(iv) from Item 5(I)]:

        (vii) Multiplier for determining registration fee (See   X   .0001177
              Instruction C.9):   -------------

        (viii) Registration fee due (multiply Item 5(v) by Item   =$ 654.89
               5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):

                                                                +$ N/A
                                                                   ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:

8

```
                                                           =$ 654.89
                                                             ============
```

Dreyfus Premier Intrinsic Value Fund - Class R
5.   Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the $ 88,391,396
         fiscal year pursuant to section 24(f):   --------------

    (ii) Aggregate price of securities redeemed or $ 15,887,374
         repurchased during the fiscal year: --------------

    (iii) Aggregate price of securities redeemed or $ 0
         repurchased during any PRIOR fiscal year ending no   --------------
         earlier than October 11, 1995 that were not
         previously used to reduce registration fees payable
         to the Commission:

    (iv) Total available redemption credits [add Items 5(ii)   -$ 15,887,374
         and 5(iii):   --------------

    (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 72,504,022
         [subtract Item 5(iv) from Item 5(i)]:   --------------

    (vi) Redemption credits available for use in future $ 0
         years -- if Item 5(i) is less than Item 5(iv)   --------------
         [subtract Item 5(iv) from Item 5(I)]:

    (vii) Multiplier for determining registration fee (See   X   .0001177
         Instruction C.9):   --------------

   (viii) Registration fee due (multiply Item 5(v) by Item   =$ 8,533.72
         5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):

```
                                                      +$          N/A
                                                        -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:

```
                                                      =$ 8,533.72
                                                        ============
```

Dreyfus Premier Intrinsic Value Fund - Class T
5.   Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the $ 24,951,817
         fiscal year pursuant to section 24(f):   --------------

    (ii) Aggregate price of securities redeemed or $ 25,843,908
         repurchased during the fiscal year: --------------

     (iii) Aggregate price of securities redeemed or $ 0
            repurchased during any PRIOR fiscal year ending no   --------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

     (iv) Total available redemption credits [add Items 5(ii)   -$ 25,843,908
            and 5(iii):   --------------

      (v) Net Sales - if Item 5(I) is greater than Item 5(iv) $ 0
            [subtract Item 5(iv) from Item 5(i)]:   --------------

     (vi) Redemption credits available for use in future $ (892,091)
            years -- if Item 5(i) is less than Item 5(iv)   --------------
            [subtract Item 5(iv) from Item 5(I)]:

    (vii) Multiplier for determining registration fee (See   X .0001177
            Instruction C.9):   --------------

   (viii) Registration fee due (multiply Item 5(v) by Item   =$ 0
            5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-. If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
       for which this form is filed that are available for use by the issuer in future fiscal
       years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
       issuer's fiscal year (See Instruction D):
                                          +$ N/A
                                            ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
       plus line 7]:
                                          =$ 0
                                          ============

Dreyfus Premier S&P Stars Fund - Class A
5.   Calculation of registration fee:

      (I) Aggregate sale price of securities sold during the $ 8,113,669
            fiscal year pursuant to section 24(f):   --------------

     (ii) Aggregate price of securities redeemed or $ (426,962)
            repurchased during the fiscal year: ----------------

     (iii) Aggregate price of securities redeemed or $ -
            repurchased during any PRIOR fiscal year ending no   --------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

     (iv) Total available redemption credits [add Items 5(ii)   -$ (426,962)
            and 5(iii):   --------------

      (v) Net Sales - if Item 5(I) is greater than Item 5(iv) $ 7,686,707
            [subtract Item 5(iv) from Item 5(i)]:   --------------

     (vi) Redemption credits available for use in future $ -

```
              years -- if Item 5(i) is less than Item 5(iv)        --------------
              [subtract Item 5(iv) from Item 5(I)]:

      (vii)   Multiplier for determining registration fee (See         x   .0001177
              Instruction C.9):                                      --------------

      (viii)  Registration fee due (multiply Item 5(v) by Item         =$ 904.73
              5(vii) (enter "0" if no fee is due):                   ==============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):

```
                                                              +$    N/A
                                                                -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:

```
                                                              =$ 904.73
                                                                =============
```

Dreyfus Premier S&P Stars Fund - Class B
5.   Calculation of registration fee:

```
      (I)     Aggregate sale price of securities sold during the    $ 8,141,402
              fiscal year pursuant to section 24(f):                --------------

      (ii)    Aggregate price of securities redeemed or             $ ( 93,093,913)
              repurchased during the fiscal year:                   --------------

      (iii)   Aggregate price of securities redeemed or             $    -
              repurchased during any PRIOR fiscal year ending no     --------------
              earlier than October 11, 1995 that were not
              previously used to reduce registration fees payable
              to the Commission:

      (iv)    Total available redemption credits [add Items 5(ii)     -$ ( 93,093,913)
              and 5(iii):                                           --------------

      (v)     Net Sales - if Item 5(I) is greater than Item 5(iv)     $ -
              [subtract Item 5(iv) from Item 5(i)]:                  --------------

      (vi)    Redemption credits available for use in future        $ ( 84,952,511)
              years -- if Item 5(i) is less than Item 5(iv)         --------------
              [subtract Item 5(iv) from Item 5(I)]:

      (vii)   Multiplier for determining registration fee (See         X   .0001177
              Instruction C.9):                                      --------------

      (viii)  Registration fee due (multiply Item 5(v) by Item         =$ 0
              5(vii) (enter "0" if no fee is due):                   ==============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

          +$ N/A
          ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

          =$ 0
          ============

Dreyfus Premier S&P Stars Fund - Class C

5.   Calculation of registration fee:

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$ 8,333,711
(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$ (82,326,938)
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ -
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	-$ (82,326,938)
(v)	Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ -
(vi)	Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$ (73,993,227)
(vii)	Multiplier for determining registration fee (See Instruction C.9):	X .0001177
(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ 0

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

          +$ N/A
          ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                    =$ 0
                                                                     =============

Dreyfus Premier S&P Stars Fund - Class R
5. Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the $ 24,617,646
          fiscal year pursuant to section 24(f):   --------------

    (ii) Aggregate price of securities redeemed or $ (32,739,500)
          repurchased during the fiscal year: --------------

    (iii) Aggregate price of securities redeemed or $ -
          repurchased during any PRIOR fiscal year ending no   --------------
          earlier than October 11, 1995 that were not
          previously used to reduce registration fees payable
          to the Commission:

    (iv) Total available redemption credits [add Items 5(ii)   -$ (32,739,500)
          and 5(iii):   --------------

    (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ -
          [subtract Item 5(iv) from Item 5(i)]:   --------------

    (vi) Redemption credits available for use in future $ (8,121,854)
          years -- if Item 5(i) is less than Item 5(iv)   --------------
          [subtract Item 5(iv) from Item 5(I)]:

    (vii) Multiplier for determining registration fee (See   X .0001177
          Instruction C.9):   --------------

  (viii) Registration fee due (multiply Item 5(v) by Item   =$ 0
          5(vii) (enter "0" if no fee is due):   =============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                    +$ N/A
                                                                     ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                    =$ 0
                                                                     =============

Dreyfus Premier S&P Stars Fund - Class T
5. Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the $ 21,518,735
          fiscal year pursuant to section 24(f):   --------------

     (ii)   Aggregate price of securities redeemed or $ (181,357,568)
           repurchased during the fiscal year: --------------

    (iii)   Aggregate price of securities redeemed or $ -
           repurchased during any PRIOR fiscal year ending no   --------------
           earlier than October 11, 1995 that were not
           previously used to reduce registration fees payable
           to the Commission:

     (iv)   Total available redemption credits [add Items 5(ii)   -$ (181,357,568)
           and 5(iii):   --------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ -
           [subtract Item 5(iv) from Item 5(i)]:   --------------

     (vi)   Redemption credits available for use in future $ (159,838,833)
           years -- if Item 5(i) is less than Item 5(iv)   --------------
           [subtract Item 5(iv) from Item 5(I)]:

    (vii)   Multiplier for determining registration fee (See   X   .0001177
           Instruction C.9):   --------------

   (viii)   Registration fee due (multiply Item 5(v) by Item   =$ 0
           5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):
                                          +$ N/A
                                        ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:
                                        =$ 0
                                        ==============

Dreyfus Premier S&P Stars Opportunity Fund - Class A
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $ 421,632
           fiscal year pursuant to section 24(f):   --------------

     (ii)   Aggregate price of securities redeemed or $ (6,108)
           repurchased during the fiscal year: --------------

    (iii)   Aggregate price of securities redeemed or $ -
           repurchased during any PRIOR fiscal year ending no   --------------
           earlier than October 11, 1995 that were not
           previously used to reduce registration fees payable
           to the Commission:

     (iv)   Total available redemption credits [add Items 5(ii)   -$ (6,108)
           and 5(iii):   --------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 415,524

```
        [subtract Item 5(iv) from Item 5(i)]:              --------------

   (vi)  Redemption credits available for use in future   $ -
         years -- if Item 5(i) is less than Item 5(iv)     --------------
         [subtract Item 5(iv) from Item 5(I)]:

   (vii) Multiplier for determining registration fee (See        x   .0001177
         Instruction C.9):                                  --------------

   (viii) Registration fee due (multiply Item 5(v) by Item       =$ 48.91
          5(vii) (enter "0" if no fee is due):              ==============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-. If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
       for which this form is filed that are available for use by the issuer in future fiscal
       years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
       issuer's fiscal year (See Instruction D):

```
                                                         +$    N/A
                                                          -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
       plus line 7]:

```
                                                           =$ 48.91
                                                          ==============
```


Dreyfus Premier S&P Stars Opportunity Fund - Class B
5.   Calculation of registration fee:

```
   (I)   Aggregate sale price of securities sold during the    $ 850,534
         fiscal year pursuant to section 24(f):            --------------

   (ii)  Aggregate price of securities redeemed or         $ ( 3,773,829 )
         repurchased during the fiscal year:               --------------

   (iii) Aggregate price of securities redeemed or         $   -
         repurchased during any PRIOR fiscal year ending no  --------------
         earlier than October 11, 1995 that were not
         previously used to reduce registration fees payable
         to the Commission:

   (iv)  Total available redemption credits [add Items 5(ii)   -$ ( 3,773,829 )
         and 5(iii):                                       --------------

   (v)   Net Sales - if Item 5(I) is greater than Item 5(iv)    $ -
         [subtract Item 5(iv) from Item 5(i)]:             --------------

   (vi)  Redemption credits available for use in future    $  ( 2,923,295)
         years -- if Item 5(i) is less than Item 5(iv)      --------------
         [subtract Item 5(iv) from Item 5(I)]:

   (vii) Multiplier for determining registration fee (See        X   .0001177
         Instruction C.9):                                  --------------

   (viii) Registration fee due (multiply Item 5(v) by Item       =$ 0
```

<pre>
            5(vii) (enter "0" if no fee is due):   ==============
</pre>

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

<pre>
                                                    +$ N/A

</pre>

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

<pre>
                                                       =$ 0
                                                        ============
</pre>

Dreyfus Premier S&P Stars Opportunity Fund - Class C
5.   Calculation of registration fee:

<pre>
    (I)   Aggregate sale price of securities sold during the $ 591,772
          fiscal year pursuant to section 24(f):   ---------------

    (ii) Aggregate price of securities redeemed or $ (3,921,066)
          repurchased during the fiscal year: ---------------

    (iii) Aggregate price of securities redeemed or $ -
          repurchased during any PRIOR fiscal year ending no   ---------------
          earlier than October 11, 1995 that were not
          previously used to reduce registration fees payable
          to the Commission:

    (iv) Total available redemption credits [add Items 5(ii)   -$ (3,921,066)
          and 5(iii):   -------------

    (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ -
          [subtract Item 5(iv) from Item 5(i)]:   ---------------

    (vi) Redemption credits available for use in future $ (3,329,294)
          years -- if Item 5(i) is less than Item 5(iv)   ---------------
          [subtract Item 5(iv) from Item 5(I)]:

    (vii) Multiplier for determining registration fee (See   X   .0001177
          Instruction C.9):   -------------

    (viii) Registration fee due (multiply Item 5(v) by Item   =$ 0
          5(vii) (enter "0" if no fee is due):   ==============
</pre>

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

16

7. Interest due -- if this Form is being filed more than 90 days after the end of the
    issuer's fiscal year (See Instruction D):

                                                             +$ N/A
                                                                ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii)
    plus line 7]:

                                                              =$ 0
                                                                ============

Dreyfus Premier S&P Stars Opportunity Fund - Class R
5. Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the $ 77,248
           fiscal year pursuant to section 24(f):   --------------

    (ii)   Aggregate price of securities redeemed or $ (419,496)
           repurchased during the fiscal year: --------------

    (iii) Aggregate price of securities redeemed or $ -
           repurchased during any PRIOR fiscal year ending no   --------------
           earlier than October 11, 1995 that were not
           previously used to reduce registration fees payable
           to the Commission:

    (iv)   Total available redemption credits [add Items 5(ii)   -$ (419,496)
           and 5(iii):   --------------

    (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ -
           [subtract Item 5(iv) from Item 5(i)]:   --------------

    (vi)   Redemption credits available for use in future $ (342,248)
           years -- if Item 5(i) is less than Item 5(iv)   --------------
           [subtract Item 5(iv) from Item 5(I)]:

    (vii) Multiplier for determining registration fee (See   X   .0001177
           Instruction C.9):   --------------

    (viii) Registration fee due (multiply Item 5(v) by Item   =$ 0
           5(vii) (enter "0" if no fee is due):   ============

6. If the response to item 5(i) was determined by deducting an amount of securities that
    were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
    before October 11, 1997, then report the amount of securities (number of shares or
    other units) deducted here: -0-. If there is a number of shares or other units that
    were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
    for which this form is filed that are available for use by the issuer in future fiscal
    years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the
    issuer's fiscal year (See Instruction D):

                                                             +$ N/A
                                                                ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii)
    plus line 7]:

                                                              =$ 0
                                                                ============

Dreyfus Premier S&P Stars Opportunity Fund - Class T
5. Calculation of registration fee:

17

(I)   Aggregate sale price of securities sold during the $ 931,084
          fiscal year pursuant to section 24(f):   --------------

(ii)   Aggregate price of securities redeemed or $ (7,982,478)
          repurchased during the fiscal year: --------------

(iii)   Aggregate price of securities redeemed or $ -
          repurchased during any PRIOR fiscal year ending no   --------------
          earlier than October 11, 1995 that were not
          previously used to reduce registration fees payable
          to the Commission:

(iv)   Total available redemption credits [add Items 5(ii)   -$ (7,982,478)
          and 5(iii):   -------------

(v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ -
          [subtract Item 5(iv) from Item 5(i)]:   --------------

(vi)   Redemption credits available for use in future $ (7,051,394)
          years -- if Item 5(i) is less than Item 5(iv)   --------------
          [subtract Item 5(iv) from Item 5(I)]:

(vii)   Multiplier for determining registration fee (See   X   .0001177
          Instruction C.9):   -------------

(viii)   Registration fee due (multiply Item 5(v) by Item   =$ 0
          5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-.   If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
       for which this form is filed that are available for use by the issuer in future fiscal
       years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
       issuer's fiscal year (See Instruction D):
                                                     +$ N/A
                                                   ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
       plus line 7]:
                                                     =$ 0
                                                     ============

TOTAL FOR ALL FUNDS: **$ 28,775.67**
                                                                      =============

9.   Date the registration fee and interest payment was sent to the Commission's lockbox
       depository:

         Method of Delivery:

```
[ X ]  Wire Transfer
[    ]  Mail or other means
```

SIGNATURES

This report has been signed below by the following person on behalf of the issuer and in the capacity and on the date indicated.

```
By (Signature and Title)*        /s/Michael A. Rosenberg
                                 Michael A. Rosenberg, Secretary
```

Date: June 27, 2005

* Please print the name and title of the signing officer below the signature.